FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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                                                                                     GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 27 August 2015 of a change in the interests of the following Person Discharging Managerial Responsibilities ('PDMR') and Connected Person, in the Ordinary Shares and American Depositary Shares ("ADS") of GSK, as a result of awards made under the GlaxoSmithKline 2009 Share Value Plan on 25 August 2015:

PDMR	Ordinary Shares Awarded
Mrs V A Whyte	11,060

Connected Person	ADSs Awarded
Dr K Slaoui (Connected Person of Dr M Slaoui)	2,530

The closing price of an Ordinary Share on 25 August 2015 was £12.96 and the closing price of an ADS was $39.41.

V A Whyte
Company Secretary

27 August 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 27, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc